SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 22)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13D-2(B)

HESS CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42809H 107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1.	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John B. Hess
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 19,980,927 shares See Notes 1, 3, 4 and 5
	6.	Shared voting power 8,817,802 shares See Note 2
	7.	Sole dispositive power 8,125,202 shares See Notes 3, 4 and 5
	8.	Shared dispositive power 18,311,514 shares See Notes 1, 2 and 3

9.	Aggregate amount beneficially owned by each reporting person 28,798,729 shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 9.38%
12.	Type of reporting person* IN

1.	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thomas H. Kean
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 19,458 shares See Note 7
	6.	Shared voting power 8,817,802 shares See Note 2
	7.	Sole dispositive power 19,458 shares
	8.	Shared dispositive power 16,596,839 shares See Notes 1 and 2

9.	Aggregate amount beneficially owned by each reporting person 16,616,297 shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 5.41%
12.	Type of reporting person* IN

1.	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Nicholas F. Brady
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 37,918 shares See Note 6
	6.	Shared voting power 8,817,802 shares See Note 2
	7.	Sole dispositive power 37,918 shares See Note 6
	8.	Shared dispositive power 16,596,839 shares See Notes 1 and 2

9.	Aggregate amount beneficially owned by each reporting person 16,634,757 shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 5.42%
12.	Type of reporting person* IN

1.	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eugene W. Goodwillie, Jr.
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0 shares
	6.	Shared voting power 0 shares
	7.	Sole dispositive power 0 shares
	8.	Shared dispositive power 0 shares

9.	Aggregate amount beneficially owned by each reporting person 0 shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 0%
12.	Type of reporting person* IN

Notes to 13G

Note 1.

This amount includes 7,779,037 shares held by a charitable lead annuity trust established under the will of Leon Hess. John B. Hess has sole voting power of this stock held by this trust and shares dispositive power over such stock with the other filing persons who are some of the other trustees of this trust.

Note 2.

This amount includes 8,817,802 shares held by a limited partnership. Messrs. Hess, Brady and Kean serve on the management committee of the general partner of this limited partnership and share, inter alia, voting and dispositive powers with respect to shares held by the limited partnership.

Note 3.

This amount includes 120,310 shares held directly by Mr. Hess. This amount also includes an aggregate of 1,209,280 shares held by Mr. Hess’ siblings or by trusts for the benefit of Mr. Hess’ siblings or their children, as to which Mr. Hess has sole voting power and as to 706,273 shares of which he shares dispositive power pursuant to a shareholders agreement among, inter alia, Mr. Hess and his siblings; 789,103 shares held by a limited liability company, for which Mr. Hess serves as investment manager and has sole voting and dispositive power; 1,008,402 shares held by a trust for the benefit of Mr. Hess’ sibling, of which Mr. Hess has sole voting and shared dispositive power; 1,859,006 shares held by two limited liability companies as to which Mr. Hess has sole voting power; 678,220 shares underlying options to purchase common stock of the Issuer, as to which he has sole voting and dispositive power only upon exercise of such options; and 28,753 shares held by a family limited liability company controlled by Mr. Hess, as to which Mr. Hess has sole voting and dispositive power.

Note 4.	This amount includes 6,436,881 shares held by the Hess Foundation, Inc. as to which Mr. Hess has sole voting and dispositive power.

Note 5.	Includes 71,935 shares vested in the name of John B. Hess under Issuer’s Employees’ Savings Plan. Mr. Hess has sole voting and dispositive power with respect to these shares.

Note 6.	This amount includes 37,918 shares held directly by Mr. Brady as to which he has sole voting and dispositive power.

Note 7.	This amount includes 19,458 shares held directly by Mr. Kean, as to which he has sole voting and dispositive power.

Item 1 (a).	Name of Issuer:

Hess Corporation

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

1185 Avenue of the Americas

New York, NY 10036

Item 2 (a).	Name of Person Filing:

See respective cover pages.

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

Nicholas F. Brady

P. O. Box 126

Oldwick, NJ 08858

Eugene Goodwillie, Jr.

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020

John B. Hess

Hess Corporation

1185 Avenue of the Americas

New York, NY 10036

Thomas H. Kean

THK Consulting, LLC

49 Route 202, P. O. Box 810

Far Hills, NJ 07931-0810

Item 2 (c).	Citizenship:

United States of America

Item 2 (d).	Title of Class of Securities:

Common Stock

Item 2 (e).	CUSIP Number:

42809H 107

Item 3	If This Statement if Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c). Check Whether the Person Filing is:

(a)	A broker or dealer registered under Section 15 of the Exchange

(b)	Act. A bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	An insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	An investment company registered under Section 8 of the Investment Company Act.

(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G).

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	A group, in accordance with Rule 13d-1(b)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See respective cover pages.

(b)	Percent of class:

See respective cover pages.

(c)	Number of shares as to which such person has:

See respective cover pages.

(d)	Sole power to vote or to direct the vote

See respective cover pages.

(e)	Shared power to vote or to direct the vote

See respective cover pages.

(f)	Sole power to dispose or to direct the disposition of

See respective cover pages.

(g)	Shared power to dispose or to direct the disposition of

See respective cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

As of December 31, 2023, Mr. Goodwillie has ceased to be the beneficial owner of more than 5% of the class of securities reported herein.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As indicated in the Notes above, some of the shares owned are held for the account of other persons who have the right to receive dividends and the proceeds of the sale of such shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned agrees that this statement is filed on behalf of each of them and certifies that the information set forth in this statement as to himself, and to his best knowledge as to each other filing person is true, complete and correct.

February 14, 2024
(Date)

/s/ Nicholas F. Brady
Nicholas F. Brady

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned agrees that this statement is filed on behalf of each of them and certifies that the information set forth in this statement as to himself, and to his best knowledge as to each other filing person is true, complete and correct.

February 14, 2024
(Date)

/s/ Eugene W. Goodwillie, Jr.
Eugene W. Goodwillie, Jr.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned agrees that this statement is filed on behalf of each of them and certifies that the information set forth in this statement as to himself, and to his best knowledge as to each other filing person is true, complete and correct.

February 14, 2024
(Date)

/s/ John B. Hess
John B. Hess

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned agrees that this statement is filed on behalf of each of them and certifies that the information set forth in this statement as to himself, and to his best knowledge as to each other filing person is true, complete and correct.

February 14, 2024
(Date)

/s/ Thomas H. Kean
Thomas H. Kean